FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the month of August 2002

<u>FILA HOLDING S.p.A.</u>
(Translation of registrant's name into English)

Viale Cesare Battisti 26
13900 Biella, Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   No x

INDEX

1)

FILA HOLDING S.p.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2002 (Unaudited),
December 31, 2001 and June 30, 2001 (Unaudited)

	June 30, 2002	December 31, 2001	June 30, 2001
	(in thousands of Euro)		
ASSETS			
Current assets:			
Cash and cash equivalents	84,797	36,697	28,537
Trade receivables, net of allowance for doubtful accounts of Euro 26,967 at June 30, 2002, Euro 28,562 at December 31, 2001 and Euro 24,777 at June 30, 2001	173,445	202,555	242,010
Inventories	195,145	234,953	278,002
Other current assets	82,641	93,937	103,281
Total current assets	536,028	568,142	651,830
Property, plant and equipment, net	101,874	113,661	121,513
Goodwill, net of accumulated amortization	-	15,628	16,547
Other intangible assets, net of accumulated amortization	16,613	15,135	15,810
Deferred income taxes	6,833	7,102	7,479
Other assets	9,456	12,292	17,261
Total assets	670,804	731,960	830,440
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank borrowings	197,460	223,018	242,225
Short-term debt and current portion of long-term debt	90,466	84,589	143,955
Short-term debt from related parties	121,669	76,555	150,456
Trade payables	131,036	139,774	153,572
Other current liabilities	89,401	89,937	77,098
Total current liabilities	630,032	613,873	767,306
Termination indemnities	6,991	6,848	7,448
Long-term debt, less current portion	3,707	12,376	12,634
Minority interests	2,117	2,422	2,497
Other non-current liabilities	7,722	7,853	7,973
Shareholders' equity			
Share capital 61,110,412 shares authorized, issued and outstanding at June 30, 2002 and December 31, 2001 and 27,777,460 at June 30, 2001, par value Euro 1.30	79,444	79,444	36,111
Additional paid in capital	104,708	104,708	1,376
Accumulated deficit	(187,142)	(120,938)	(33,107)
Foreign currency translation adjustments	23,225	24,523	27,351
Revaluation reserve	-	851	851
Total shareholders' equity	20,235	88,588	32,582
Total liabilities and shareholders' equity	670,804	731,960	830,440

2)

FILA HOLDING S.p.A.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	FOR THE THREE MONTHS ENDED JUNE 30,		FOR THE SIX MONTHS ENDED JUNE 30,	
	2002	2001	2002	2001
	(in thousands of Euro, except for earnings per share)			
Net revenues:				
Net direct sales	196,323	198,587	445,753	450,495
Royalty income	5,903	5,572	12,279	11,506
Other revenues	3,686	3,739	6,580	4,905
	205,912	207,898	464,612	466,906
Cost of sales	126,795	129,667	291,604	292,385
Gross profit	79,117	78,231	173,008	174,521
Selling, general and administrative expenses	83,681	93,582	175,382	196,641
Loss from operations	(4,564)	(15,351)	(2,374)	(22,120)
Other income (expense):				
Interest income	644	579	1,049	1,601
Interest expense	(6,243)	(8,254)	(12,458)	(16,424)
Foreign exchange (losses) incomes	(1,762)	353	(20,413)	(791)
Other expense, net	(17,172)	(3,147)	(22,165)	(5,343)
	(24,533)	(10,469)	(53,987)	(20,957)
Loss before income taxes	(29,097)	(25,820)	(56,361)	(43,077)
Income taxes	6,331	5,400	10,694	8,809
Net loss	(35,428)	(31,220)	(67,055)	(51,886)
Loss per share (in Euro) (1)	-0.58	-1.12	-1.10	-1.87

(1) Loss per share has been calculated by dividing net loss by 61,110,412 and 27,777,460 ordinary shares outstanding for the three and six months ended June 30, 2002 and 2001, respectively.

3) FILA HOLDING S.p.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	FOR THE SIX MONTHS ENDED JUNE 30, 2002	2001
	(in thousands of Euro)	
Cash Flows from Operating Activities:		
Net loss	(67,055)	(51,886)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	12,612	13,466
Write-off of Goowill Fila UK Ltd.	14,709	-
Deferred income taxes	(2,872)	(807)
Unrealized foreign exchange losses	12,310	1,209
Impairment loss on Hdp Net	486	-
Provision for termination indemnities	946	1,477
Provision for doubtful accounts	4,655	5,721
Changes in operating assets and liabilities		
Accounts receivable	6,744	(22,685)
Inventories	21,534	(32,077)
Taxes receivable	(166)	(5,136)
Trade payables	4,686	37,863
Income taxes payable	(1,022)	2,178
Other-net	10,176	(10,007)
Net cash provided by (used in) operating activities	17,743	(60,684)
Cash Flows from Investing Activities:		
Proceeds from disposals of property, plant and equipment	249	836
Additions to property, plant and equipment	(4,299)	(10,437)
Additions to intangible assets	(4,875)	(8,669)
Net cash used in investing activities	(8,925)	(18,270)
Cash Flows from Financing Activities:		
Payments on short-term debt	(482)	(20,051)
Net change in short-term borrowings	39,076	90,201
Net cash provided by financing activities	38,594	70,150
Effect of exchange rates on cash and cash equivalents	688	(833)
Net increase (decrease) in cash and cash equivalents	48,100	(9,637)
Cash and cash equivalents at beginning of year	36,697	38,174
Cash and cash equivalents at end of the period	84,797	28,537

4)

FILA HOLDING S.p.A.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD FROM DECEMBER 31, 2001
THROUGH JUNE 30, 2002 (UNAUDITED)

			Retained earnings				
	Share Capital	Additional paid in Capital	Other accumulated deficit	Reserve for purchase of treasury stock	Foreign currency translation adjustments	Revaluation reserves	Total
			(in thousands of Euro)				
BALANCE AT DECEMBER 31, 2001	79,444	104,708	(121,782)	844	24,523	851	88,588
Change in reserve of treasury stock			361	(361)			0
Coverage of losses			851			(851)	0
Translation adjustments					(1,298)		(1,298)
Net loss for the period			(67,055)				(67,055)
BALANCE AT JUNE 30, 2002	79,444	104,708	(187,625)	483	23,225	0	20,235

5. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements as of June 30, 2002 and June 30, 2001 have been prepared by Fila Holding S.p.A. ("Fila") and are unaudited. However, in the opinion of management, all adjustments necessary for a fair presentation of Fila's financial position at those dates, and its results of operations and cash flows for those periods, have been made. These financial statements should be read in conjunction with Fila's audited consolidated financial statements for the year ended December 31, 2001 and the notes thereto.

Fila's results of operations for the three months ended June 30, 2002 are not necessarily indicative of its operating results for the full year.

Fila's condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Italy ("Italian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Fila's consolidated financial statements for the year ended December 31, 2001 include a discussion of the principal differences between Italian GAAP and U.S. GAAP.

6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Total Net Revenues. For the second quarter of 2002, Fila's total net revenues (consisting of net direct sales of products, royalty income and other revenues) were € 205.9 million, down 1% from €207.9 million in the corresponding period of 2001. In particular, net direct sales were down by 1% to € 196.3 million, royalty income increased by 6% to € 5.9 million, and other revenues were € 3.7 million.

Converted into U.S. dollars, at the average exchange rate of € 1.00= U.S.$ 0.919 for the quarter ended June 30th 2002 and € 1.00= U.S.$ 0.873 for the corresponding 2001 period, Fila's first quarter 2002 net direct sales were U.S.$ 180.4 million compared with U.S.$ 173.4 million in the same period of the previous year.

In the second quarter of 2002, net direct sales of apparel increased by 9% to € 110.4 million compared with the same 2001 period and footwear decreased by 12% to € 85.9 million. Sales in Europe decreased by 14% to € 54.2 million, with apparel down by 3% and footwear down by 26%, mainly because of lower activity in France and UK.
U.S. sales (in Euro) increased by 16% compared with the same period of 2001 (or increased by 22% in U.S. Dollar terms), with apparel sales increasing by 20% to € 27.1 million and footwear sales increasing by 13% to € 37.0 million, whereas sales in the Rest of the World decreased by 3%, with apparel up by 12% and footwear down by 22%, because the good performance of the Korean market (+21% in local currency in the quarter) was offset by a continued drop in the Latin American business (Argentina and Mexico).

In the second quarter of 2002, **gross profit** was € 79.1 million compared with € 78.2 million in the corresponding 2001 period and representing 38.4% of total net revenues compared to 37.6% in the second quarter of 2001.
The higher profitability comes mainly from the results achieved in Korea as well as improvements of the Enyce and Fila brands in the U.S. which were magnified by the larger proportion of total sales coming from these areas.

SG&A expenses for the quarter totaled €83.7 million (representing 40.6% of net revenues), down by 11% versus €93.6 million (or 45.0% of net revenues) in the previous year.

As a consequence of the above mentioned factors, **loss from operations** in the quarter was €4.6 million compared with € 15.4 million in the second quarter of 2001.

Net loss before income taxes in the second quarter of 2002 was €29.1 million compared with €25.8 million in the same quarter of 2001.

Income taxes were € 6.3 million compared with € 5.4 million in the corresponding quarter of 2001, with most of the increase related to Korea for the higher income taxes as well as for withholding taxes on current year intra-group dividends and royalties.

Net loss for the quarter was € 35.4 million compared with € 31.2 million in the second quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

Working capital. As of June 30th, 2002, Fila had working capital (excluding cash and short term loans) of € 230.8 million compared with € 392.6 million at the end of the second quarter of 2001, achieving improvements in every component.
In particular, inventory was € 195.1 million, decreasing from € 278.0 million as of June 30th, 2001 and from € 235.0 million as of December 31st 2001. Trade receivables as of June 30th, 2002 were € 173.4 million compared with € 242.0 million last year.

Capital expenditures for the first six months of the year were € 9.2 million mainly related to investments in Business to Business project and SAP implementation.

Financial indebtedness. As of June 30th, 2002, net financial debt was € 328.5 million compared with € 520.7 million as of June 30th, 2001 and € 359.8 as of December 31st 2001.

For More Information, Contact:

Fila Holding S.p.A.
Investor Relations Office:
Giulia Muzio (39.015) 3506 418
Elena Carrera (39.015) 3506 246

Citigate Dewe Rogerson
Lucia Domville +1 212 419 4166

FILA* ANNOUNCES SECOND QUARTER 2002 RESULTS

(Biella, Italy, August 1st, 2002) - Fila Holding S.p.A. (NYSE:FLH) today reported its unaudited results for the second quarter ended June 30, 2002.

Key highlights for the quarter were the following:

- Worldwide revenues were €205.9 million, compared with €207.9 million in the second quarter of 2001; 2002 revenues were affected by negative exchange rate movements and the effect of several subsidiaries that are being discontinued.
- Gross profit was 38.4% compared to 37.6% in 2001.
- Fixed expenses as a percent of total net revenues decreased by 510 basis point compared to the second quarter of 2001.
- Operating loss was €4.6 million compared with € 15.4 million in the second quarter of 2001.
- Further improvement in the US backlog (up 30% in US$), although backlog in Europe decreased.
- Net loss of €35.4 million, which includes € 16.2 million of non-recurring costs mainly due to the write-off of Fila UK goodwill (€14.7 million).
- Major achievements in working capital management; net working capital as of June 30th, 2002 decreased by €162 million compared to the same period of 2001.
- Net financial position decreased by €31 million from December 31st, 2001.

Backlog of customer orders**

Total backlog as of June 30, 2002, scheduled for delivery from July through December 2002, was down by 11% (in Euro) compared to the corresponding period in 2001. In particular, apparel and footwear backlog decreased by 5% and by 19%, respectively.

U.S. backlog increased by 30% in U.S. dollars (with apparel up by 34% and footwear up by 23%), continuing to improve from the backlog at March 31st, 2002, which was itself up by 26%. The Enyce brand is up by 53% and the Fila brand is up by 20% in the U.S. market.

Outside the U.S. and excluding the markets where Fila sells its products on a delivery basis (including Korea), backlog decreased by 27% (in Euro). This is mainly due to the reduced activities of the French and UK subsidiaries as well as the decision to review commercial policies in several Eastern European countries.

Total Revenues and net direct sales
Worldwide revenues for the second quarter were €205.9 million, down 1% from €207.9 million in the corresponding period of 2001; on a constant exchange basis total revenues would have increased by 2%.

Net direct sales in the second quarter of 2002 totaled €196.3 million compared to €198.6 million in the corresponding period of 2001 (on a constant exchange basis net direct sales would have increased by 4%).

Apparel sales were €110.4 million and footwear sales were €85.9 million, up by 9% and down by 12% respectively compared with the second quarter of 2001.
Sales in the U.S. were €64.2 million in the quarter, increasing by 16% from €55.5 million mainly thanks to Enyce (+33%); in Europe sales decreased by 14% to €54.2 million mainly because of lower activity in France and the UK.
Sales in the Rest of the World decreased by 3% because the good performance in the Korean market (+21% in local currency in the quarter) was offset by a continued drop in the Latin American business (Argentina and Mexico).

Royalty Income in the quarter was €5.9 million compared with €5.6 million in the second quarter of 2001.

Net Loss
In U.S. dollars, second quarter net loss was U.S.$ 32.6 million compared with a net loss of U.S.$ 27.3 million in the second quarter of 2001.

On a per ADS/per ordinary share basis, net loss was U.S. $0.53 per ADS/share in the second quarter of 2002 compared with U.S. $0.98 per ADS/share in the same period of 2001. The decrease in loss per ADS/share in the second quarter of 2002 reflects the issuance of additional shares in the third quarter of 2001. The shares outstanding for the three and six months ended June 30, 2002 and 2001 were 61,110,412 and 27,777,460 respectively.

The U.S. dollar depreciated by 5% against the Euro on a quarterly average basis; the average exchange rate was € 1= U.S.$ 0.919 in the second quarter of 2002 and € 1= U.S.$ 0.873 in the corresponding quarter of 2001.

Income statement review
Gross profit for the quarter was €79.1 million, representing 38.4% of total net revenues, compared to €78.2 million (37.6% of total net revenues) in the second quarter of 2001.
The higher profitability comes mainly from the results achieved in Korea as well as improvements of the Enyce and Fila brands in the U.S., which were magnified by the larger proportion of total sales coming from these areas.

SG&A expenses for the quarter totaled €83.7 million (representing 40.6% of net revenues), down by 11% versus €93.6 million (or 45.0% of net revenues) in the previous year.
The tight control over costs is continuing to pay off. In this quarter Fila has been able to reduce the incidence of fixed cost on total net revenues by 510 basis points compared to the second quarter of 2001. Even more impressive is the result achieved in the first half of the year with total fixed expenses at 33.8% of total revenues and total SG&A at 37.7%, with a reduction of €21 million in SG&A versus the first half of 2001.

As a consequence of the above mentioned factors, loss from operations in the quarter was €4.6 million compared with € 15.4 million in the second quarter of 2001.

Other expenses for the quarter were €24.5 million compared with €10.5 million for the corresponding quarter of last year; €14.7 million of the increase was attributable to a write-off of goodwill in Fila UK. This write-off was required to recognise adverse changes in the business climate since Fila acquired Fila UK because, despite the expected operating improvement of the subsidiary, an immediate return to past conditions is not foreseen.

Loss before income taxes in the second quarter of 2002 was €29.1 million compared with €25.8 million in the same quarter of 2001.

Income taxes were €6.3 million compared with €5.4 million in the corresponding quarter of 2001, with most of the increase related to higher income taxes in Korea as well as withholding taxes on current year intra-group dividends and royalties.

Net loss for the quarter was €35.4 million compared with €31.2 million in the second quarter of 2001.

Balance sheet review

Net working capital as of June 30th, 2002 was €230.8 million compared with €392.6 million as of June 30th, 2001 (a 41% decrease) and €288.9million as of March 30, 2002. Inventory as of June 30th, 2002 was €195.1 million, compared with €278.0 million as of June 30th, 2001. Trade receivables as of June 30th, 2002 were €173.4 million compared with €242.0 million in the prior year.

Net financial indebtedness as of June 30th, 2002 was €328.5 million compared with €520.7 as of June 30th, 2001 and €370.3 as of March 31st, 2002.

Constant improvements in net working capital have been achieved through the latest quarters adding up to a reduction of €162 million from June 2001 and €58 million from March 2002. As a result, the working capital turnover ratio went from 41.7% in June 2001 to a notable 24.6% in June 2002.

Marco Isaia, Chief Executive Officer of Fila, said: "In a very complex and difficult market environment, unexpectedly hampered by the South American crisis, I'm pleased to highlight the progress in the North American market as well as the outstanding success of our Korean subsidiary. Our major managerial efforts to streamline and make more effective our activities are producing relevant results. I expect our goal of reducing overall operating losses throughout 2002 will be reached."

At a meeting held today, Fila's Board of Directors resolved to call an extraordinary general meeting of shareholders on September 23, 2002. The purpose of the shareholders meeting will be to consider several actions intended to recapitalize Fila after having addressed the effect of losses as of June 30th, 2002 in compliance with Italian legal requirements.

The Board will recommend in order to cover the losses, Fila's shareholders apply reserves and reduce the par value of Fila's shares from €1.30 to €0.50 each.

At the same time, shareholders will be asked to authorise a 2-for-1 reverse stock split, resulting in shares with a par value of €1.00 each, and to authorise a share capital increase by offering existing shareholders the right to subscribe for 3 new shares (ADSs) for each share (ADS) currently held.

The subscription price for the new shares (ADSs) will be between par value and €1.80 per share (ADS), and will be determined at a Board meeting to be held on September 10th, 2002 and promptly announced to the market. The share capital increase would result in an increase in capital stock (par value) for a maximum amount of €91,665,618 (if the offering is fully subscribed) by issuing a maximum of 91,665,618 shares.

Fila Holding S.p.A., headquartered in Biella (Italy), is a leading designer and marketer of athletic and casual footwear and of activewear, casualwear and sportswear. Fila has created strong brand recognition by marketing products with a high design and style content and by securing professional athletic endorsements.

* *Any reference to Fila is to Fila Holding S.p.A. and its subsidiaries.*

*** Backlog of customer orders is not necessarily indicative of total revenues for the respective periods, as the mix of future and "at once" orders may vary significantly from quarter to quarter and certain customer orders are cancelable.*
This press release includes forward-looking statements, including statements concerning Fila's current expectations about its financial results for future periods. Due to various risks and uncertainties, including those discussed in the reports filed from time to time by Fila with the Securities and Exchange Commission, actual events and results could differ materially from those described in this press release. Fila will not update any forward-looking statements in this press release to reflect future events or developments.

FILA GROUP'S NET DIRECT SALES (Euro)

	FIRST QUARTER ended June 30 (unaudited)			SIX MONTHS ended June 30 (unaudited)		
Euro million	2002	2001		2002	2001	
UNITED STATES						
Apparel	27.1	22.6	+20%	69.3	62.0	+12%
Footwear	37.0	32.9	+13%	80.3	63.4	+27%
Total	64.2	55.5	*+16%*	149.6	125.4	*+19%*
EUROPE						
Apparel	31.5	32.3	-3%	75.7	84.8	-11%
Footwear	22.7	30.8	-26%	69.7	90.1	-23%
Total	54.2	63.1	*-14%*	145.5	174.9	*-17%*
REST OF WORLD						
Apparel	51.8	46.2	+12%	100.5	86.4	+16%
Footwear	26.2	33.8	-22%	50.2	63.8	-21%
Total	78.0	80.0	*-3%*	150.7	150.2	*0%*
TOTAL FILA GROUP						
Apparel	110.4	101.1	+9%	245.5	233.2	+5%
Footwear	85.9	97.4	-12%	200.3	217.3	-8%
Total	196.3	198.6	*-1%*	445.8	450.5	*-1%*

Figures may not add due to rounding.

BALANCE SHEET SUMMARY

Euro million	June 30, 2002 (unaudited)	June 30, 2001 (unaudited)
Trade receivables	173.4	242.0
Inventories	195.1	278.0
Other current assets	82.6	103.3
Accounts payable	(220.4)	(230.7)
Working Capital (*)	**230.8**	**392.6**
Net fixed and non current assets	134.8	178.6
TOTAL NET ASSETS	**365.6**	**571.2**
Net Financial Position (**)	**328.5**	**520.7**
Provision and Other Liabilities	16.8	17.9
Shareholders' Equity	20.2	32.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**365.6**	**571.2**

* *Excluding cash and short term loans.*

*** Short term and long term financial indebtedness less cash.*
Figures may not add due to rounding.

KEY FIGURES IN U.S. DOLLARS
for the second quarter ended June 30, 2002.

We publish our financial statements in Euro. For convenience, however, certain key results are presented herein as translated into U.S. dollars at the average exchange rates in effect for the respective periods. Converting Fila's consolidated results from Euro into U.S. dollars at the average exchange rate for each period, rather than at the period-end rate, is consistent with Fila's practice of converting the income statements of its foreign subsidiaries into Euro at the respective average exchange rates during the applicable period.

	SECOND QUARTER ended June 30 (unaudited)		**SIX MONTHS ended June 30 (unaudited)**	
	2002	**2001**	**2002**	**2001**
Net Revenues (U.S.$/million)	189.2	181.5	417.2	419.3
Net Loss (U.S.$/million)	(32.6)	(27.3)	(60.2)	(46.6)
Net Loss per ADS (*) (U.S.$/ADS)	(0.53)	(0.98)	(0.99)	(1.68)
Number of ADSs outstanding:	61,110,412	27,777,460	61,110,412	27,777,460
Average exchange rate (U.S. dollars per Euro)	0.919	0.873	0.898	0.898

** Losses per ADS were calculated by dividing Net Loss by the number of ADSs outstanding during the period (each ADS representing 1 ordinary share).*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: AUGUST 2, 2002

FILA HOLDING S.p.A.

By

Marco Isaia
Chief Executive Officer